UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

140475 10 4 (CUSIP Number)

January 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    140475  10  4

1.	Names of Reporting Person. Jeffrey L. Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on February 13, 1998, by Jeffrey L. Beck with respect to the common stock, par value $0.01 per share, of Capital Senior Living Corporation.

Item 1(a).	Name of Issuer.

Capital Senior Living Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices.

14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

Item 2(a).	Names of Person Filing.

Jeffrey L. Beck

Item 2(b).	Address or Principal Business Office or, if none, Residence.

12222 Merit Drive, Suite 100
Dallas, Texas 75251-5529

Item 2(c).	Citizenship.

The reporting person is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number.

140475 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5 through 9 and Item 11 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2004	/s/ Jeffrey L. Beck Jeffrey L. Beck

[Signature Page – Schedule 13G]